SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, DC

carrie.li@sidley.com
(852)

SUPPL


06015659

Our Ref: 22277-00002

July 28, 2006


SEC MAIL
PROCESSING
RECEIVED
JUL 31 2006
WASH, D.C.
199
SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

**Attn: 1934 Act Filing Desk**

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find three press releases and an announcement which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

**Carrie Li**





*HK1 366249v.1*

dw 8/2










# News Release



**COSL Will Announce 2006 Interim Results on 21 August 2006**

(20 July 2006 – Hong Kong) China Oilfield Services Limited ("COSL" or the "Company"; stock code: 2883) will announce its 2006 interim results on **21 August 2006 (Monday)**. An analyst presentation as well as a press conference will be held in Hong Kong at the same day to announce the Company's performance in the first half of 2006 and its future strategies.

-

*Details of the events are as follows:*

-

Analyst Presentation
Date: 21 August 2006 (Mon)
Time: 4:30pm
Venue: Harbour Room, level 56,
Island Shangri-la Hong Kong,
Pacific Place, Admiralty, Hong Kong

-

Press Conference
Date: 21 August 2006 (Mon)
Time: 5:30pm
Venue: same as above

-

Formal invitations will be sent out the week before the results announcement date. Presentation materials and press releases will be distributed during the press conference and investor presentation, and will be available for download in the Company website www.cosl.com.cn on the same day. Webcast of the analyst presentation could also be downloaded through the website from 22 August 2006 (Tue) onwards.

-

For further enquires, please contact:
iPR Ogilvy Ltd
Natalie Tam/Antonia Au/ Katie Tsui/ Billy Yeung
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 3170 6752
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/ Katie.tsui@iprogilvy.com/ billy.yeung@iprogilvy.com


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**COSL**

**China Oilfield Services Limited**

**中海油田服务股份有限公司**

| COSL | HK$ | 4.140 | 2006-07-27 11:1 |
|---|---|---|---|
| HangSeng | US$ | 16,846.73 | 2006-07-27 11:1 |

---Four Business---

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# News Release

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2006 2005 2004 2003 2002

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**COSL Announced Unaudited Operational Data for First Half of 2006**

[27 July 2006 – Hong Kong] China Oilfield Services Limited ("COSL" or the "Company"; s code: 2883), announced its unaudited operations statistics for the six months ended 30 June 2 today.

For the six months ended 30 June 2006, the total number of operating days was 2,224 d representing a decrease of 54 days, or 2.4%, as compared with the same period last y Operating days for jack-up rigs and semi-submersibles were 25 days or 1.4% and 29 days or 6 less than the same period last year, respectively. The above changes in operating days w mainly due to the upgrading of the jack-up rig "Bohai IV" and semi-submersible "Nanhai VI", w increased the number of maintenance days by 80 days from the same period last year. Ave utilization rate in terms of calendar days reached 87.6%, representing a decrease of 2.3% ag the same period last year. In terms of available days, average utilization rate increased 0.9 100% compared to the same period last year.

The Company operated for 6,112 team/days for its well workover business, an increase of 50 compared to 4,073 team/days in the same period last year. Such increase was mainly attribu to the growing domestic and overseas business, particularly the addition of 887 team/days from new Indonesia drilling project .

The Company's first 400-feet jack-up rig built in the PRC, "COSL 941", was delivered on 31 2006, which is scheduled to start operations for CNOOC Ltd. in July in the Pei-pu Gulf to the of Nanhai. On 27 June 2006, the Company's semi-submersible drilling rig "Nanhai II" obtain drilling contract with Genting Oil & Gas Limited ("GOGL"), a Malaysian firm. Pursuant to contract, "Nanhai II" was tugged to the Natuna Sea of Indonesia from Singapore at the end of and commenced operation on 2 July 2006.

During the period, operating datum of well services for which the Company provided log drilling fluids, directional drilling, cementing and well completion services were 350, 169, 101, and 656, respectively. Apart from a slight decrease of 2.9% in the operating datum of drilling f operations, all other service segments grew by 2.3%, 6.3%, 10.7% and 29.1% over the s period last year, respectively.

The Company's marine support and transportation business operated for a total of 11,632 days increase of 188 days or 1.6% as compared with the same period last year. Average utilization in terms of calendar days reached 94.5%, posting an increase of 1.4% as compared with the s period last year.

*- Cont'd -*

In respect of geophysical services, the increase in overseas operations led to the increase in Company's 2D seismic data collection services as compared to the same period last year. Company recorded an increment of 44.9% in 2D seismic data collection, reaching 30,229 km a decrease of 29.3% in data processing operations. The 3D seismic data collection busi performed well in the second quarter, leading to a significant increase in 3D seismic operations. The collection and processing of 3D seismic data increased by 56.6% and 77 respectively, as compared with the same period last year.

Mr. Yuan Guangyu, CEO and President of COSL, said, "As reflected in the operational data fo

first half of the year, the Company continued to benefit from the strong global demand for oil gas mining, and the development of all business segments is in line with the Company's strat We remain optimistic about the Company's full-year results."

**Operational Performance Overview:**

| Drilling | As at 30 June 2006 | As at 30 June 2005 | Change (% |
|---|---|---|---|
| **Operating Days** (Day) | **2,224** | **2,278** | **-2.4** |
| Jack-up Rigs | 1,780 | 1,805 | -1.4 |
| Semi-submersibles | 444 | 473 | -6.1 |
| **Utilization Rate** (Available Day) | **100.0%** | **99.1%** | **0.9** |
| Jack-up Rigs | 100.0% | 99.4% | 0.6 |
| Semi-submersibles | 100.0% | 98% | 2 |
| **Utilization Rate** (Calendar Day) | **87.6%** | **89.9%** | **-2.3** |
| Jack-up Rigs | 89.2% | 90.7% | -1.5 |
| Semi-submersibles | 81.8% | 87.1% | -5.3 |
| **Well Workover** (Team Day) | **6,112** | **4,073** | **50.1** |

*- Cont'd -*

| Well Services | As at 30 June 2006 | As at 30 June 2005 | Change (% |
|---|---|---|---|
| **Logging** (no. of jobs) | 350 | 342 | 2.3 |
| **Drilling Fluids** (no. of wells) | 169 | 174 | -2.9 |
| **Directional Drilling** (no. of jobs) | 101 | 95 | 6.3 |
| **Cementing** (no. of wells) | 135 | 122 | 10.7 |
| **Well Completion** (no. of jobs) | 656 | 508 | 29.1 |

| Marine Support and Transportation Services | As at 30 June 2006 | As at 30 June 2005 | Change ( |
|---|---|---|---|
| **Operating Days** (Day) | **11,632** | **11,444** | **1.6** |
| Standby Vessels | 6,570 | 6,518 | 0.8 |
| AHTS Vessels | 3,199 | 3,179 | 0.6 |
| PSV Vessels | 1,071 | 1,168 | -8.3 |
| Utility Vessels | 792 | 580 | 36.6 |
| **Vessel Utilization Rate** (Available Day) | **98.4%** | **98.2%** | **0.2** |
| Standby Vessels | 99.5% | 99.1% | 0.4 |
| AHTS Vessels | 98.0% | 99.2% | -1.2 |
| PSV Vessels | 99.8% | 99.3% | 0.5 |
| Utility Vessels | 89.9% | 83.0% | 6.9 |
| **Vessel Utilization Rate** (Calendar Day) | **94.5%** | **93.1%** | **1.4** |
| Standby Vessels | 95.5% | 96.3% | -0.8 |
| AHTS Vessels | 93.0% | 92.4% | 0.6 |
| PSV Vessels | 98.6% | 98.4% | 0.2 |
| Utility Vessels | 87.5% | 64.1% | 23.5 |

| Geophysical Services | As at 30 June 2006 | As at 30 June 2005 | Change ( |
|---|---|---|---|
| **2D Seismic Data** | | | |
| Data Collection (km) | 30,229 | 20,867 | 44.9 |
| Data Processing (km) | 3,035 | 4,290 | -29.3 |
| **3D Seismic Data** | | | |
| Data Collection ($km^2$) | 3,494 | 2,231 | 56.6 |
| Data Processing ($km^2$) | 1,296 | 731 | 77.3 |

*- End -*

## Background Information about the Company

China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield serv provider in the offshore China market. Its services cover each phase of offshore oil and exploration, development and production, including drilling, well services, marine support transportation and geophysical services. COSL has been listed on the Main Board of the H Kong Stock Exchange since 20 November 2002. Since 26 March 2004, COSL's stocks ca traded by means of American Depositary Receipts in the United States. The ticker symb CHOLY.

For the year ended 31 December 2005, COSL's total revenue amounted to RMB4,788.8 mi representing an increase of 25.2% over the same period in the previous year. Net profit for the surged 17.0% from RMB 701.7 million in 2004 to RMB 821.0 million in 2005. Income from Company's principal operations and net profit increased by 19.3% and 31.7%, respectively compound basis from year 2001 to 2005.

As at 31 December 2005, COSL operated 14 drilling rigs, including 10 jack-ups and 3 s submersibles, and 1 rented jack-up. In addition, COSL owns and operates the largest and diverse fleet of marine support and transportation vessels offshore China, including 68 vesse oil tankers and 1 chemical tanker. Moreover, COSL owns 7 seismic vessels, 4 geotech su vessels and an array of modern facilities and equipment for logging, drilling fluids, directi drilling, cementing, well completion and well work-over services.

Majority of COSL's business is conducted in offshore China, in North and South America, Middle East, offshore Africa and offshore Europe. COSL and its employees worldwide dedicated to providing premier quality services, while adhering to the highest health, safety environmental standards. COSL has obtained the ISO 9000 and ISM (International S Management) certifications. COSL also plans to obtain certifications under the ISO 1 environmental management standard as well as the OSHA 18000 occupational health and s standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd.
Natalie Tam/Antonia Au/ Katie Tsui/ Billy Yeung
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 3170 6752
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/ katie.tsui@iprogilvy.com/ billy.yeung@iprogilvy.com






SEC MAIL PROCESSING
RECEIVED
JUL 3 1 2006
WASH, D.C. 199 SECTION

STD: 4 Col x 33cm

# COSL

**CHINA OILFIELD SERVICES LIMITED**

**中海油田服務股份有限公司**

*(Incorporated in the People's Republic of China as a joint stock limited liability company)*

**(Stock Code: 2883.HK)**

## ANNOUNCEMENT

COSL hereby announces unaudited key operational statistics of the Company for the six months ended 30 June 2006. The comparative statistics for the corresponding period of 2005 are also disclosed in this announcement.

China Oilfield Services Limited ("COSL" or the "Company") is pleased to announce unaudited key operational statistics for the six months ended 30 June 2006, together with the comparative statistics for the same period of 2005, as follows:

| **Drilling** | As at 30 June 2006 | As at 30 June 2005 | Change *(%)* |
|---|---|---|---|
| **Operating Days** (Day) | **2,224** | **2,278** | **-2.4%** |
| Jack-up Rigs | 1,780 | 1,805 | -1.4% |
| Semi-submersibles | 444 | 473 | -6.1% |
| **Utilization Rate** (Available Day) | **100.0%** | **99.1%** | **0.9%** |
| Jack-up Rigs | 100.0% | 99.4% | 0.6% |
| Semi-submersibles | 100.0% | 98% | 2% |
| **Utilization Rate** (Calendar Day) | **87.6%** | **89.9%** | **-2.3%** |
| Jack-up Rigs | 89.2% | 90.7% | -1.5% |
| Semi-submersibles | 81.8% | 87.1% | -5.3% |
| **Well Workover** (Team Day) | **6,112** | **4,073** | **50.1%** |

| **Well Services** | As at 30 June 2006 | As at 30 June 2005 | Change *(%)* |
|---|---|---|---|
| **Logging** (no. of jobs) | 350 | 342 | 2.3% |
| **Drilling Fluids** (no. of wells) | 169 | 174 | -2.9% |
| **Directional Drilling** (no. of jobs) | 101 | 95 | 6.3% |
| **Cementing** (no. of wells) | 135 | 122 | 10.7% |
| **Well Completion** (no. of jobs) | 656 | 508 | 29.1% |

| **Marine Support and Transportation Services** | As at 30 June 2006 | As at 30 June 2005 | Change *(%)* |
|---|---|---|---|

| | | | |
|---|---|---|---|
| **Cementing** (no. of wells) | 135 | 122 | 10.7% |
| **Well Completion** (no. of jobs) | 656 | 508 | 29.1% |

| Marine Support and Transportation Services | As at 30 June 2006 | As at 30 June 2005 | Change *(%)* |
|---|---|---|---|
| **Operating Days** (Day) | **11,632** | **11,444** | **1.6%** |
| Standby Vessels | 6,570 | 6,518 | 0.8% |
| AHTS Vessels | 3,199 | 3,179 | 0.6% |
| PSV Vessels | 1,071 | 1,168 | -8.3% |
| Utility Vessels | 792 | 580 | 36.6% |
| **Vessel Utilization Rate** (Available Day) | **98.4%** | **98.2%** | **0.2%** |
| Standby Vessels | 99.5% | 99.1% | 0.4% |
| AHTS Vessels | 98.0% | 99.2% | -1.2% |
| PSV Vessels | 99.8% | 99.3% | 0.5% |
| Utility Vessels | 89.9% | 83.0% | 6.9% |
| **Vessel Utilization Rate** (Calendar Day) | **94.5%** | **93.1%** | **1.4%** |
| Standby Vessels | 95.5% | 96.3% | -0.8% |
| AHTS Vessels | 93.0% | 92.4% | 0.6% |
| PSV Vessels | 98.6% | 98.4% | 0.2% |
| Utility Vessels | 87.5% | 64.1% | 23.5% |

| Geophysical Services | As at 30 June 2006 | As at 30 June 2005 | Change *(%)* |
|---|---|---|---|
| **2D Seismic Data** | | | |
| Data Collection (km) | 30,229 | 20,867 | 44.9% |
| Data Processing (km) | 3,035 | 4,290 | -29.3% |
| **3D Seismic Data** | | | |
| Data Collection ($km^2$) | 3,494 | 2,231 | 56.6% |
| Data Processing ($km^2$) | 1,296 | 731 | 77.3% |

By Order of the Board
**China Oilfield Services Limited**
**Chen Weidong**
*Company Secretary*

Beijing, 28 July 2006

*As at the date of this announcement, the executive directors of the Company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors are Messrs. Gordon Che Keung Kwong, Andrew Y. Yan and Simon X. Jiang.*


RECEIVED
JUL 3 1 2006
SEC MAIL PROCESSING SECTION
WASH. D.C.
199





# News Release



**COSL Provides Well Cementing Services to Sinopec's Overseas Project for the First Time**

(28 July, 2006 – Hong Kong) China Oilfield Services Limited ("COSL" or the "Company"; Stock code: 2883.HK) announced that it has signed a well cementing services contract today with Sinopec International Petroleum Exploration and Production Corporation for the provision of well cementing services to its Sakhalin-Veninsky project in Russia.

COSL has always maintained an excellent working relationship with Sinopec International Petroleum Exploration and Production Corporation. To ensure the smooth operation of this project, the Company has established a Sakhalin-Veninsky well cementing project team to strengthen the coordination and leadership of the project. The estimated operation period of this project is 5 months, and pursuant to the contract, the Company will provide facilities, tools and part of the casing hardware.

Mr. Zhong Hua, CFO and Executive Vice President of COSL, said, "The provision of well cementing services this time is the first overseas project between the Company and Sinopec. Through this project, we hope to further enhance our cooperation with Sinopec, and through the provision of quality drilling services in the overseas market, the Company's capabilities will be further enhanced."

\- End –

**Background Information on Sinopec International Petroleum Corporation**

Sinopec International Petroleum Exploration and Production Corporation is an international oil exploration and development services company established after the reorganization of Sinopec and CNSPC in 2003. The Company currently operates 32 overseas projects, in which the Company undertakes the operator role in two-thirds of the projects. The project involves 22 countries and regions including the Middle East, Central Asia, and Africa.

**Background Information on COSL**

China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production, including drilling, well services, marine support and transportation and geophysical services. COSL has been listed on the Main Board of the Hong Kong Stock Exchange since 20 November 2002. Since 26 March 2004, COSL's stocks can be traded by means of American Depositary Receipts in the United States. The ticker symbol is CHOLY.

For the year ended 31 December 2005, COSL's total revenue amounted to RMB4,788.8 million, representing an increase of 25.2% over the same period in the previous year. Net profit for the year surged 17.0% from RMB 701.7 million in 2004 to RMB 821.0 million in 2005. Income from the Company's principal operations and net profit increased by 19.3% and 31.7%, respectively on a compound basis from year 2001 to 2005.

As at 31 December 2005, COSL operated 14 drilling rigs, including 10 jack-ups and 3 semi-submersibles, and 1 rented jack-up. In addition, COSL owns and operates the largest and most diverse fleet of marine support and transportation vessels offshore China, including 68 vessels, 5 oil tankers and 1 chemical tanker. Moreover, COSL owns 7 seismic vessels, 4 geotech survey vessels and an array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

Majority of COSL's business is conducted in offshore China, in North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its employees worldwide are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO 9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO 14000 environmental management standard as well as the OSHA 18000 occupational health and safety standards.

For further enquires, please contact:


Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd.
Natalie Tam/Antonia Au/ Katie Tsui/ Billy Yeung
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 3170 6752
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/ katie.tsui@iprogilvy.com/ billy.yeung@iprogilvy.com




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